January 24, 2008

BY EDGAR
Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Solar & Clean Energy Solutions, Inc. f/k/a Deli Solar (USA), Inc. Amendment No 1. to Form SB-2 Filed October 26, 2007 File No. 333-145394

Dear Mr. Spirgel:

Reference is made to your comment letter, dated November 6, 2007, to our client, China Solar & Clean Energy Solutions. Inc. f/k/a Deli Solar (USA), Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1.     Please update your filing as necessary to reflect recent events. For example, we note that in early November Mr. Jianmin Li resigned from his position as Chief Financial Officer, Mr. Gary Lam was appointed to serve as the new Chief Financial Officer, Mr. Kevin Randolph was appointed as a director, and the company's name changed from Deli Solar (USA), Inc. to China Solar & Clean Energy Solutions, Inc.

We have added a “Recent Developments” section on page 3 of the Prospectus Summary and have updated our filing where necessary to reflect recent events, including the recent acquisition, the change of name from Deli Solar (USA), Inc. to China Solar & Clean Energy Solutions, Inc., the resignation of Mr. Li as Chief Financial Officer, the appointment of Mr. Lam as new Chief Financial Officer and the appointment of Mr. Randolf as a new director.

Registration Statement Cover Page

2.     We note that you have omitted the registration fee table and its accompanying footnotes from your most recent amendment. Please re-insert this table into your next amendment with appropriate revisions correlating to the changes in the offering.

We have re-inserted this table into this amendment with appropriate revisions correlating to the changes in the size of the offering.

Certain Additional Disclosure Relating to the Series A Preferred Stock..., page 8

3.     We have considered your revisions made in response to prior comment 9 in our letter dated September 12, 2007. Please bifurcate your disclosure so that the items presented in your "Payments in connection with the transaction that we made" portion of the table are contained in a separate table that quantifies the total payments or potential payments you may be required to make in connection with the transaction. In addition, please quantify and list as separate line items within this new table the maximum possible liquidated damages payment and the aggregate value of all Make Good Shares that could be issued. Further, in the appropriate row in the table, please quantify the value of the warrants issued to the placement agent and the investor relations firm. You may use any reasonable valuation methodology when quantifying the value of the warrants, including an intrinsic valuation, i.e., the difference between the market price and exercise price on the date of issue.

As set forth below we have bifurcated our disclosure so that the items presented in our "Payments in connection with the transaction that we made" portion of the table are contained in a separate table that quantifies the total payments or potential payments we may be required to make in connection with the transaction.

In addition, we have quantified and listed as separate line items within this new table the maximum possible liquidated damages payment and the aggregate value of all Make Good Shares that could be issued.

Further, in the appropriate row in the table, we have quantified the value of the warrants issued to the placement agent and the investor relations firm using an intrinsic valuation, i.e., the difference between the market price and exercise price on the date of issue.

The following table discloses the dollar amount of each payment made or required to be made by the Company to any selling stockholder (or any affiliate of a selling stockholder)in connection with the private placement entered into on June 13, 2007. There are no other persons with whom any selling stockholder has a contractual relationship regarding that transaction. There is no interest payable on the securities issued in the transaction.

Finder's fee to Trenwith Securities, LLC	$165,000	(1)
Trenwith Warrants	$41,516	(1)
Fees to be paid to Hayden Communication International, Inc. (“HCI”)	$102,000	(2)
HCI Warrants	$0	(2)
Liquidated Damages payable under Securities Purchase Agreement	$99,000	(3)
Liquidated Damages payable under Registration Rights Agreement	$$918,145.	(4)
Maximum Aggregate Value of Make Good Shares	$3,105,000	(5)
Total Payments made or which may be required to be made by the Company to Selling Stockholders:	$4,430,661	(6)

(1)
Under the placement agent agreement between the Company and Trenwith Securities LLC, the Company paid Trenwith a transaction fee of $165,000 at the closing of the transaction and issued Trenwith five year warrants to purchase 106,452 shares of common stock with an exercise price of $1.71 per share. We have valued the 106,452 warrants for purposes of this table using their “intrinsic value” i.e. the difference between the aggregate strike price ($182,033) and the aggregate fair market value ($223,549) based on the closing price of $2.10 on June 12, 2007, which amounts to $41,516. Trenwith had also been issued on execution of the placement agreement five year warrants to purchase 75,000 shares of common stock with an exercise price of $2.90. We have valued the 75,000 Trenwith warrants for purposes of this table using their “intrinsic value” i.e. the difference between the aggregate strike price ($217,500) and the aggregate fair market value ($157,500) based on the closing price of $2.10 on June 12, 2007, which amounts to $0. Under the terms of the placement agent agreement if any additional transaction is completed between the Company and the investors within 12 months of the closing Trenwith is entitled to receive an additional fee equal to 4% of the aggregate consideration paid by the investors. We have not assigned any value to any future transaction.

(2)
Pursuant to a consulting agreement entered on July 23, 2007 between the Company and Hayden Communications International, Inc. (“HCI), an investor relations firm owned by Matt Hayden one of the selling stockholders, we are required to pay HCI $8,500 per month and HCI was issued 175,000 warrants at an exercise price of $2.40, half of which vest on January 23, 2008 and the other half vests on July 23, 2008. For purposes of this table we have valued these warrants using their “intrinsic value” i.e. the difference between the aggregate strike price ($420,000) and the aggregate fair market value ($367,500) based on the closing price of $2.10 on June 12, 2007, which amounts to $0.

(3)
Under the terms of the Securities Purchase Agreement, prior to July 13, 2007, we were required to increase the size of our Board of Directors to five or seven and cause the appointment of a majority of the board to be “independent directors,” as defined by the rules of the Nasdaq Stock Market. We did not comply with obligation until November 1, 2007. Under the terms of the Securities Purchase Agreement we are required to pay the investors liquidated damages equal to one percent (1%) per month of the purchase price of the then outstanding shares of Series A Preferred Stock, in cash or in Series A Preferred Stock, at the option of the investors, based on the number of days that such obligation is not met beyond certain grace periods. Accordingly through November 1, 2007 we were delinquent by 110 days in meeting this obligation. Accordingly, we are required to pay the investors a total of approximately $99,000.

In addition, under the terms of the securities purchase agreement, we were required, prior to August 12,2007 to appoint (i) an audit committee comprised solely of not less than three independent directors and a (ii) compensation committee comprised of not less than three directors, a majority of whom are independent directors. Our audit and compensation currently each consists of two members both of whom are independent. Accordingly, we are delinquent in our obligation. However, under the terms of the securities purchase agreement no liquidated damages are required to be paid for this breach during any period for which liquidated damages are payable for failing to have an independent board. Accordingly, damages began to accrue for breach of this provision on November 1, 2007. As of January 15, 2008 we were delinquent by
76 days in meeting this obligation and we are required to pay investors a total of approximately $68,750.

(4)
Under the terms of the registration rights agreement we are required, among other things, to use our commercially reasonable best efforts to have this registration declared effective on the earlier occur of

☐ 150 days after the filing date (i.e. January 10, 2008); or

☐ the third business day following the day we receive notice from the SEC that the SEC has determined that the registration statement is eligible to be declared effective without further comments by the SEC.

Under the terms of the registration rights agreement, we also agreed to, as soon as reasonably practicable (but no later than 30 days) following the date on which we are permitted by then current SEC guidance to file a subsequent registration statement, use our commercially reasonable best efforts to file a subsequent registration statement covering 100% of the remaining registrable securities (or such lesser number as the SEC deems appropriate). We have agreed to continue this process until such time as all of the registrable securities have been registered.

Our failure to meet this schedule and other timetables provided in the registration rights agreement could result in the imposition of liquidated damages, which are payable through the issuance of additional shares of Series A Preferred Stock at the rate of 17,742 shares of Series A Preferred Stock for each month, capped at 266,129 shares. On January 9, 2008 the closing market price of the common stock was $3.45. Using this valuation the aggregate value of the 266,129 shares that could be issued for failing to comply with the foregoing timetables is $918,145. We have no way of knowing whether we will be required to pay some or any of this amount.

(5)
Under the terms of the Securities Purchase Agreement, we delivered to an escrow agent at the closing 900,000 shares of Series A Preferred Stock as “Make Good Escrow Shares.” If our consolidated “pre-tax income” for the year ended December 31, 2007 is less than $3 million (or pretax income per share of $0.22 on a fully diluted basis) (the “2007 Target Number”) the “2007 Percentage Shortfall” will first be computed by dividing the amount of the shortfall by the 2007 Target Number. If the 2007 Percentage Shortfall is equal to or greater than thirty three and one-third percent (33 1/3%), then the escrow agent is required to deliver all of the Make Good Escrow Stock to the investors. If the 2007 Percentage Shortfall is less than thirty three and one-third percent (33 1/3%), then the escrow agent is required to (i) deliver to the investors the number of shares of the Make Good Escrow Stock as is determined by multiplying the 2007 Percentage Shortfall by 2,750,000 (not to exceed 900,000), and (ii) deliver to the Escrow Agent the remaining shares of Make Good Escrow Stock, if any (the “Remaining Escrowed Shares”). If our consolidated pre-tax income for the year ended December 31, 2008 is less than $5,500,000 (or pretax income per share of $0.40 on a fully diluted basis (the “2008 Target Number”) the “2008 Percentage Shortfall” shall be computed by dividing the amount of the shortfall by the 2008 Target Number. If the 2008 Percentage Shortfall is equal to or greater than thirty three and one-third percent (33 1/3%), then the escrow agent shall deliver all of the Remaining Escrowed Shares to the investors. If the 2008 Percentage Shortfall is less than thirty three and one-third percent (33 1/3%), then the escrow agent shall (i) deliver to the investors the number of shares of the Make Good Escrow Stock as is determined by multiplying the 2008 Percentage Shortfall by 2,750,000 (not to exceed the Remaining Escrowed Shares) and (ii) deliver to the Company any Remaining Escrowed Shares. The investors shall not be entitled to any of the Make Good Escrow Stock for 2008 and all Remaining Escrowed Shares shall be returned to us if we do not receive at least $4,000,000 from the investors (within 90 days after the effectiveness of the first registration statement filed pursuant to the registration rights agreement) either through the exercise of warrants, or additional equity financing. On January 9, 2008 the closing market price of the common stock was $3.45. Using this valuation the aggregate value of the 900,000 shares that could be issued for failing to achieve the numbers set forth above is $3,105,000.

 Warrants, page 11

4.     We note your response to prior comment 10. In the table addressing warrants, you disclose in footnote 1 that the exercise price of the warrants can be reduced up to a maximum of 75%. Please quantify the resulting possible profit to the selling shareholders as a result of this potential adjustment. You may provide this disclosure in this footnote.

As set forth below, we have added new line items in the Warrant table on page 12 which quantify the resulting possible profit to the selling shareholders as a result of this maximum potential adjustment.

Market price on June 13, 2007 (date of issuance) of common stock underlying warrants	$2.10
Exercise price per share: Class A Warrants	$1.90
Exercise price per share (reduced by 75%) Class A Warrants (1)	$.48
Exercise price per share: Class B Warrants	$2.40
Exercise price per share (reduced by 75%): Class B Warrants (1)	$.60
No. of shares issuable under Class A Warrants	1,774,194
No. of shares issuable under Class B Warrants	1,774,194
Aggregate market price on June 13, 2007 of the 1,774,194 shares underlying the Class A Warrants	$3,725,807
Aggregate market price on June 13, 2007 of the 1,774,194 shares underlying the Class B Warrants	$3,725,807
Combined exercise price of Class A Warrants	$3,370,969
Combined exercise price of Class A Warrants (discounted by 75%) (1)	$842,742
Combined exercise price of Class B Warrants	$4,258,066
Combined exercise price of Class B Warrants (discounted by 75%) (1)	$1,064,516
Total discount to market price on date of issuance: Class A Warrants	$354,838
Total discount to market price on date of issuance: Class B Warrants	$0
Total discount to market price on date of issuance: All Warrants	$354,838
Total discount to market price on date of issuance: Class A Warrants (75% discount)	$2,883,065
Total discount to market price on date of issuance: Class B Warrants (75% discount)	$2,661,291
Total discount to market price on date of issuance: All Warrants(75% discount)	$5,544,356

(1) Under the terms of the warrants if the “pre-tax income” for the year ended December 31, 2007 is less than $3,000,000 then the exercise price will be reduced by the percentage shortfall, up to a maximum of 75%. In the event the “pre-tax income” for the year ended December 31, 2008 is less than the $5,500,000, then the exercise price will be reduced by the percentage shortfall, again up to a maximum of 75%. Any reductions to the exercise price made under this provision will not in the aggregate exceed 75% of the initial exercise price.

The following table shows the current discount to market price based on the market price on January 9, 2008 which was $3.45 per share.

Market price per share of underlying shares of common stock	$3.45
Exercise price per share: Class A Warrant (1)	$1.90
Exercise price per share: Class B Warrant (1)	$2.40
No. of shares issuable under Class A Warrant	1,774,194
No. of shares issuable under Class B Warrant	1,774,194

Market price of total shares underlying under Class A Warrant	$6,120,969
Market price of total shares underlying under Class B Warrant	$6,120,969
Combined exercise price of Class A Warrants	$3,370,969
Combined exercise price (discounted by 75%) of Class A Warrants	$842,742
Combined exercise price of Class B Warrants	$4,258,066
Combined exercise price (discounted by 75% ) of Class B Warrants	$1,064,516
Total profit if Class A Warrants exercised and sold on January 9, 2008	$2,750,000
Total profit if Class B Warrant exercised and sold on January 9, 2008	$1,862,903
Total profit if all Warrants exercised and sold on January 9, 2008	$4,612,903
Total profit if Class A Warrants exercised (at 75% discount) and sold on January 9, 2008	$5,278,227
Total profit if Class B Warrant exercised (at 75% discount) and sold on January 9, 2008	$5,056,453
Total profit if all Warrants exercised (at 75% discount) and sold on January 9, 2008	$10,334,680

 (1) Under the terms of the warrants if the “pre-tax income” for the year ended December 31, 2007 is less than $3,000,000 then the exercise price will be reduced by the percentage shortfall, up to a maximum of 75%. In the event the “pre-tax income” for the year ended December 31, 2008 is less than the $5,500,000, then the exercise price will be reduced by the percentage shortfall, again up to a maximum of 75%. Any reductions to the exercise price made under this provision will not in the aggregate exceed 75% of the initial exercise price.

Selling Stockholders page 29

5.     We assume that the omission of a footnote 5 in the selling stockholders table is inadvertent. Please advise or revise.

We have corrected this error.

6.     Please disclose the natural persons that control the voting and dispositive powers of the shares held by Barron Partners LP and Eos Holdings, LLC.

Barron Partners LP is controlled by Andrew Worden. Eos Holding LLC is controlled by Jon Carnes. We have included this disclosure in this amendment in the Selling Stockholders section.

Delivery of up to 900,00 shares …,page 32.

7.     You state in your response to prior comment 18 that none of the selling shareholders are planning on using the proceeds of any stock sold in this offering for the additional financing. Please note that, if the selling shareholders use offering proceeds to provide additional financing to the company, it may call into question the secondary nature of the offering. Therefore, please confirm in your response letter that the proceeds of the stock sold by the shareholders will not be used to provide the additional financing. If you cannot provide this confirmation, please provide your analysis as to why the offering would not be considered a primary offering by the company in the event that the offering proceeds were used to provide additional financing. See Telephone Interpretation D-29 in our manual of publicly available telephone interpretations, available on our website at rule415.pdf, for guidance in distinguishing secondary offerings from primary offerings.

We hereby confirm, after further inquiry of the selling stockholders and the Company that the proceeds of the stock sold by the shareholders will not be used to provide additional financing.

Unaudited Pro Forma Combined Balance Sheet as of June 30, 2007, page F-64

8.     We refer to your 51% acquisition of Tianjin Huaneng effective July 1, 2007 and your application of purchase accounting as prescribed by SFAS No. 141. It appears that you have recorded the intangible assets of Tianjin Huaneng at Cost on the date of acquisition. You are required by SFAS No. 141 to allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Please revise or tell us your basis for recording these assets at cost.

We have revised our disclosure to allocate the cost of Tianjin Huaneng to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.

9.     We note that you allocated the entire purchase price of Tianjin Huaneng to goodwill on the date of acquisition. You are required to allocate the cost of an acquired entity to assets acquired and liabilities assumed at the date of acquisition. Please refer to paragraphs 35-49 of SFAS No. 141 and tell us why you did not assign any of the purchase price to intangible assets other than goodwill.

The acquired intangible asset was the cost of the land use rights of $528,704 net of amortization depreciation charges of $26,435.  All lands in the PRC are owned by the PRC government.  The government in the PRC, according to the relevant PRC law, may sell the rights to use the land for a specified period of time.  Thus all of the Company's land purchased in the PRC is considered to be lease hold land and is stated at cost less accumulated amortization and any recognized imparement loss amortization is provided over the term of the land use right which is 50 years from 2004 to 2054, on a straight line method.

Exhibit 5.1

10.    Please have your legal counsel revise its legal opinion to reflect the reduction in the number of shares being registered from 6,404,034 to 1,017,468.

We have revised our legal opinion field as Exhibit 5.1 to reflect the reduction in the number of shares being registered from 6,404,034 to 1,017,468.

If you have any questions regarding any of the foregoing please do not hesitate to contact Mark Cawley or Darren Ofsink at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC

By:	/s/ Darren Ofsink
Darren Ofsink